                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934


                               FOR APRIL 2, 2002


                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)


            REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            DRAXIS HEALTH INC.

                                            By:  /s/ DOUGLAS M. PARKER
                                              ----------------------------------
                                                     General Counsel &
                                                     Secretary

DATED:   APRIL 2, 2002

                                 [DRAXIS LOGO]

FOR IMMEDIATE RELEASE
APRIL 2, 2002

                    DRAXIS TO TRIPLE LYOPHILIZATION CAPACITY


MISSISSAUGA, ONTARIO AND MONTREAL, QUEBEC - APRIL 2, 2002 - DRAXIS Health Inc. (TSE: DAX; NASDAQ: DRAX) has launched a capital investment program for its manufacturing subsidiary, DRAXIS Pharma Inc. (DPI), that includes a second sterile lyophilization (freeze-drying) unit, which will result in the tripling of DPI's existing lyophilization capacity.

The second lyophilizer, with 24 square metres (254 square feet) of freeze-drying shelf space, will be incorporated into DRAXIS' existing lyophilization facility, which currently houses a highly automated, integrated system with 11 square meters (120 square feet) of shelf space. The specialized facility was originally designed to readily accommodate this second lyophilizer at a cost significantly less than that of the initial installation with minimal disruption to ongoing production.

Delivery and installation of the second unit is scheduled for December 2002 and DRAXIS expects the extra capacity to be available for production by mid 2003. The two units, both of which are supplied by BOC Edwards, will provide total annual capacity equivalent to five to six million 10 mL-vials of lyophilized product.

In October 2001, DPI's sterile lyophilization and sterile liquid capabilities were accepted by the U.S. Food and Drug Administration (FDA). Subsequently, DRAXIS received site transfer approvals for the in-house production of its own lyophilized radiopharmaceutical products. Shipments of these products commenced in January 2002.

DRAXIS' current in-house production requirements plus commitments from several new third party customers will represent a substantial portion of the capacity of the first lyophilizer.

"Today's announcement is consistent with our strategy of focusing on higher value pharmaceutical manufacturing services and we are delighted to have our partners, SGF Health and Investissement Quebec, joining with us again to help undertake this exciting opportunity," said Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health. "FDA-approved lyophilization capabilities are in scarce supply and demand for this specialty dosage form is expected to continue to grow, especially from the emerging biotechnology sector. DRAXIS Pharma, with its commitment to the highest standards of production excellence and customer support, is ideally positioned to capitalize on this market opportunity."

The three year, US$12 million capital program includes the new lyophilization investment, new sterile manufacturing capabilities to support recently announced contracts, improvements to production line efficiency, and improvements to infrastructure and supporting systems to maintain the DRAXIS facility at the forefront of regulatory compliance.

The capital program will be financed through a combination of up to US$7.4 million from DPI's existing corporate shareholders, up to US$3.0 million in debt funding from Investissement Quebec and the remaining portion from internally generated funds.

Mr. Claude Blanchet, Chairman of the Board, President and CEO of Societe generale de financement du Quebec (SGF) commented, "SGF is pleased to participate in the expansion of DRAXIS Pharma's capacity only two years after our initial investment. The decision to expand the lyophilization line has confirmed the market demand for this advanced manufacturing process and the high quality standards that DRAXIS Pharma adheres to. This project is in line with SGF Health's objective of strengthening the biopharmaceutical industry in Quebec."

DRAXIS originally acquired its manufacturing facility in 1998 with financial assistance from Investissement Quebec. In early 2000, SGF and DPI's management acquired a minority interest in DPI. This subsidiary currently has 219 employees, of which more than 65 represent new jobs created since SGF first acquired its interest in the company. The new investments by DRAXIS and SGF are structured such that there will be no material change in the relative ownership levels in DPI.

About Lyophilization

Lyophilization is a complex process of freeze-drying where the drug is frozen under vacuum and all water is removed, leaving behind a stable dry sterile powder that has a relatively long shelf life and is easily reconstituted into a liquid form prior to use. Products delivered in a lyophilized dosage form include injectable pharmaceuticals, vaccines, biotechnology proteins or peptides and diagnostic products.

About IQ

Investissement Quebec is a government corporation with a full range of resources to both attract foreign investment and support the development of companies of all sizes in order to create jobs. It makes use of significant financial levers to promote investment projects that meet the government's economic development priorities. (www.investquebec.com)

About SGF
SGF Health is a subsidiary of the Societe generale de financement du Quebec whose mission is to implement economic development projects in cooperation with partners under normal profit conditions. Since its restructuring in 1998, SGF has generated investments of approximately $7.5 billion and created over 19,400 direct and indirect jobs in projects culminating in the operational phase, not to mention the thousands of jobs created during the construction phase. As at December 31, 2000, SGF had consolidated assets of over $2.3 billion. SGF has 57 international partners with facilities in Quebec. (www.sgfqc.com)

About DRAXIS Pharma Inc.

DRAXIS Pharma is a contract pharmaceutical manufacturer with capabilities in a broad range of dosage forms, specializing in sterile and sterile lyophilized products. Operating out of an FDA-approved cGMP-compliant 242,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures pharmaceutical products for DRAXIS, as well as over 15 other pharmaceutical clients for many international jurisdictions.

About DRAXIS Health Inc.

DRAXIS Health Inc. is an integrated pharmaceutical company focused in two specialty segments - the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

FOR FURTHER INFORMATION PLEASE CONTACT:


FOR DRAXIS HEALTH INC. IN CANADA:  FOR DRAXIS HEALTH INC. IN THE UNITED STATES:
Jerry Ormiston                     Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                 The Investor Relations Group
Phone: 877-441-1984                Phone:   212-825-3210
Fax:       905-677-5494            Fax:        212-825-3229

FOR SGF:
Sylvie Brousseau
Director of Communication, SGF
Phone: (514) 876-9290

FOR INVESTISSEMENT QUEBEC:
Louise Morin
Director of Communications
(514) 873-1416